                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                               (Amendment No. __)1

                           REGENT COMMUNICATIONS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                  758865 10 9
                                 --------------
                                 (CUSIP Number)

                                           COPY TO:

William H. Ingram                          Paul A. Gajer
c/o Waller-Sutton Management               Rubin Baum Levin Constant &
Group, Inc.                                Friedman
One Rockefeller Plaza, Suite 3300          30 Rockefeller Plaza
New York, New York 10020                   29th Floor
                                           New York, New York 10112
--------------------------------------------------------------------------------

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  JUNE 15, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                             - Page 1 of 8 Pages -
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CUSIP No. 758865 10 9                  13D                     Page 2 of 8 Pages
================================================================================
 1     NAME OF REPORTING PERSONS

                                William H. Ingram

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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 3     SEC USE ONLY

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 4     SOURCE OF FUNDS*
                                       PF
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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                         |_|

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 6     CITIZENSHIP OR PLACE OF ORGANIZATION                     United States

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                7     SOLE VOTING POWER
                      84,057 shares                                     25.9%
   Number of   -----------------------------------------------------------------
    Shares      8     SHARED VOTING POWER
 Beneficially            0 shares                                          0%
   Owned By    -----------------------------------------------------------------
     Each       9     SOLE DISPOSITIVE POWER
   Reporting          84,057 shares                                     25.9%
    Person     -----------------------------------------------------------------
     With       10    SHARED DISPOSITIVE POWER
                         0 shares                                          0%
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                  84,057 shares
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       |_|
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        25.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement on Schedule 13D, dated March 4, 1999, relates to the beneficial ownership of William H. Ingram, of the Common Stock of Regent Communications, Inc.

ITEM 1.     SECURITY AND ISSUER

            The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share (the "Common Stock"), of Regent Communications, Inc., a Delaware corporation, which has its principal executive offices at 50 East RiverCenter Boulevard, Suite 180, Covington, Kentucky 41011 (the "Issuer").

ITEM 2.     IDENTITY AND BACKGROUND

            William H. Ingram (the "Reporting Person"), a United States citizen, is the Chairman, Manager and a member of the Investment Committee of Waller-Sutton Media L.L.C. ("Waller- LLC"), the sole general partner of Waller-Sutton Media Partners, L.P. ("Waller-Sutton"). The Reporting Person's address is c/o Waller-Sutton Management Group, Inc., One Rockefeller Plaza, Suite 3300, New York, New York 10020. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgement, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Reporting Person used personal funds to purchase the shares of the Series F Preferred Stock (as defined below) and the Warrant (as defined below).

ITEM 4.     PURPOSE OF TRANSACTION

      On June 15, 1998, the Reporting Person entered into a Purchase Agreement with Waller-Sutton and certain other purchasers (the "Other Purchasers") and the Issuer (the "Purchase Agreement"), pursuant to which the Reporting Person purchased 50,000 shares of the Issuer's Series F Convertible Preferred Stock (the "Series F Preferred Stock") and a warrant (the "Warrant") to purchase 10,000 shares of the Common Stock, for an aggregate purchase price of $250,000. At the same closing, Waller-Sutton and the Other Purchasers purchased an aggregate of 2,000,000 shares of Series F Preferred Stock and warrants to purchase an aggregate of 850,000 shares of the Common Stock, for an aggregate purchase price of $10,000,000. The proceeds from the initial sale of Series F Preferred Stock under the Purchase Agreement were used by the Issuer to fund the acquisitions of certain radio stations and to pay certain transaction costs related thereto. In addition, pursuant to the Purchase Agreement, the Reporting Person is committed to purchase an additional 50,000 shares of Series F Preferred Stock for $250,000 and Waller-Sutton and the Other Purchasers are committed to purchase an additional 2,000,000 shares of Series F Preferred Stock for an aggregate purchase price of $10,000,000, at one or more "Additional Closings," in the event the Issuer requires such proceeds to fund the acquisition(s) of one or more radio stations pursuant to a transaction(s) that has been approved by the Board of Directors of the Issuer and subject to the satisfaction of certain conditions to such commitments set forth in the Purchase Agreement. On November 30, 1998, the Reporting Person purchased 9,756 shares of Series F Preferred Stock for $48,780 and on


                             - Page 3 of 8 Pages -

February 23, 1999, the Reporting Person purchased an additional 14,301 shares of Series F Preferred Stock for $71,505. Each of such purchases was made at an Additional Closing.

      The warrants issued to the Reporting Person, Waller-Sutton and the Other Purchasers under the Purchase Agreement are exercisable at a price of $5.00 per share at any time within 10 years of the date of the initial closing under the Purchase Agreement. The exercise price and number of shares of Common Stock issuable upon exercise of such warrants are subject to adjustment as provided in such warrants.

      In addition, on June 15, 1998, the Issuer consummated a merger of Faircom Inc., a Delaware corporation ("Faircom") with and into Regent Merger Corp., a wholly-owned subsidiary of the Issuer (the "Merger"). Pursuant to the terms of the Merger Agreement executed in connection therewith and filed with the Securities and Exchange Commission on February 17, 1998, as Appendix A to the Form S-4 of the Issuer (Registration Number 333-46435), each outstanding share of Faircom's common stock was exchanged for approximately .141 shares of the Issuer's Series C Convertible Preferred Stock (the "Series C Preferred Stock"). Pursuant to the terms of a Note Purchase Agreement, dated as of June 15, 1998, by and among Waller-Sutton, Blue Chip Capital Corporation ("Blue Chip") and Miami Valley Venture Fund L.P.("Miami Valley"), Waller-Sutton purchased an aggregate of $735,294 of Class A convertible promissory notes of Faircom and an aggregate of $764,706 of Class B convertible promissory notes of Faircom which were held by Blue Chip and Miami Valley (the "Notes"), for a cash purchase price of $1,500,000. The Notes were converted by Waller-Sutton immediately prior to the Merger into an aggregate of 2,841,586 shares of Faircom common stock which, upon consummation of the Merger, were exchanged for 400,640 shares of the Series C Preferred Stock.

      Each share of Series C Preferred Stock and each share of Series F Preferred Stock is convertible into one share of Common Stock (subject to adjustment as provided in the Issuer's certificate of incorporation).

      The Reporting Person and Waller-Sutton purchased the Notes, Series F Preferred Stock and Warrants for the purpose of obtaining a significant investment in the Issuer. In connection with such investment, Waller-Sutton obtained the right to name (and has named) two designees to the board of directors of the Issuer and obtained certain approval and other rights. See ITEM 6 below. Such designees of Waller-Sutton are the Reporting Person and Mr. Richard H. Patterson.

ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER.

            (a) The following sets forth the aggregate number and percentage (based on 240,000 shares of Common Stock outstanding, as indicated on Schedule
5.19 to the Purchase Agreement, included as Exhibit 4(d) to the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 16, 1998 (the "Issuer's Form 10-Q")) of shares of Common Stock owned beneficially by the Reporting Person, as of March 4, 1999:


                             - Page 4 of 8 Pages -

                                     Shares of      Percentage of Shares of
                                    Common Stock          Common Stock
Name                             Beneficially Owned    Beneficially Owned
----                             ------------------    ------------------
William H. Ingram                   84,057 shares            25.9%

      The 84,057 shares of Common Stock beneficially owned by the Reporting consist of 74,057 shares of Common Stock issuable upon conversion of the Series F Preferred Stock owned by the Reporting Person and 10,000 shares of Common Stock issuable upon exercise of the Warrant. Based upon 240,000 shares of Common Stock outstanding, as indicated on Schedule 5.19 to the Purchase Agreement, included as Exhibit 4(d) to the Issuer's Form 10-Q, the Reporting Person beneficially owns 25.9% of the Common Stock.

      Waller-Sutton and Waller-LLC, as Waller-Sutton's sole general partner, beneficially own a total of (i) 1,481,145 shares of Common Stock issuable upon conversion of the Series F Preferred Stock owned by Waller-Sutton, (ii) 650,000 shares of Common Stock issuable upon exercise of the Warrant and (iii) 400,640 shares issuable upon conversion of the Series C Preferred Stock owned by Waller-Sutton for an aggregate consideration of $7,045,725. The Reporting Person disclaims beneficial ownership of such shares of Series C Preferred Stock, Series F Preferred Stock and Common Stock. In addition, Waller-Sutton disclaims beneficial ownership of all the shares of the Issuer's capital stock owned by the Reporting Person.

            (b) The Reporting Person has sole power to vote and dispose of all of the shares of Series F Preferred Stock owned by the Reporting Person. However, the Reporting Person has entered into the Stockholders' Agreement described in ITEM 6 below, which contains provisions as to the voting of such shares in respect of the election of directors.

            (c) The following is a description of all transactions in shares of Common Stock by the Reporting Person effected from June 15, 1998 through February 23, 1999, inclusive.

                                            Number of shares
Name                Date of Acquisition   Beneficially Acquired   Exercise Price
William H. Ingram         6/15/98                50,000                   --
William H. Ingram         6/15/98                10,000                $5.00
William H. Ingram         11/30/98                9,756                   --
William H. Ingram          2/23/99               14,301                   --

            (d) Not Applicable.

            (e) Not Applicable.


                             - Page 5 of 8 Pages -

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Concurrently with the execution of the Note Purchase Agreement and Purchase Agreement, the Issuer, the Reporting Person, Waller-Sutton, the Other Purchasers and certain other stockholders of the Issuer entered into a Second Amended and Restated Stockholders' Agreement, dated as of June 15, 1998 (the "Stockholders' Agreement"). Pursuant to the terms of the Stockholders' Agreement, the stockholders of the Issuer party to such agreement agreed to vote their shares of capital stock of the Issuer in order to elect certain individuals, including the Reporting Person and Richard Patterson, both of whom are members of Waller-LLC, as directors of the Issuer. The Stockholders' Agreement further provides that, so long as Waller-Sutton, the Other Purchasers and their respective Permitted Transferees (as defined in the Stockholders' Agreement) beneficially own in the aggregate at least 10% of the outstanding Common Stock (computed on a fully diluted basis and assuming conversion of all outstanding convertible securities and the exercise of all outstanding warrants), Waller-Sutton shall have the right to approve certain transactions of the Issuer and its subsidiaries, including any (i) merger or consolidation, (ii) purchase or lease of a business or assets other than in the ordinary course of business, (iii) sale of assets, (iv) issuance or sale of debt or equity securities, (v) incurrence of indebtedness other than "Permitted Indebtedness" (as defined in the Stockholders' Agreement), (vi) "Change in Control" (as defined in the Stockholders' Agreement), (vii) amendment to the Issuer's 1998 Management Stock Option Plan or the adoption of any other stock option or similar plan, (viii) amendment to the Issuer's certificate of incorporation,
(ix) execution of any voting trust, registration rights or stockholders agreement and (x) execution of any contract for the construction or management of a radio station. Notwithstanding the execution and the provisions of the Stockholders' Agreement, Waller-Sutton disclaims beneficial ownership of the shares of capital stock of the Issuer held by the other stockholders of the Issuer party to such agreement.

      In addition, the Stockholders' Agreement provides that at any time after June 15, 2003, Waller-Sutton shall have the right to require the Issuer to purchase all of the "Eligible Put Shares" beneficially owned by Waller-Sutton and its affiliates and any other party to the Stockholders' Agreement who elects to sell their shares. For purposes of Waller-Sutton, the term "Eligible Put Shares" means the Common Stock received by Waller-Sutton upon conversion of the Series C Preferred Stock, the Common Stock issued upon exercise of the Warrant and the shares of Series F Preferred Stock owned by Waller-Sutton or its affiliates. In the event Waller-Sutton elects to sell its Eligible Put Shares to the Issuer, the Issuer shall be required to take certain steps to effect a closing of a purchase of the Eligible Put Shares in accordance with the terms of the Stockholders' Agreement or to effect a sale of all of its assets on terms satisfactory to Waller-Sutton within one year of the date Waller-Sutton first provided notice to the Issuer of the exercise of its "put" right. The Issuer shall be in default under the Stockholders' Agreement if (x) it is unable to comply with such terms, including the failure to achieve interim benchmarks with respect to the process of a sale of the assets of the Issuer within the time frame required by the Stockholders' Agreement and (y) it fails to cure such default to the satisfaction of Waller-Sutton within 15 days following notice of such default from Waller-Sutton. So long as any such default is continuing, Waller-Sutton may require the Issuer and the other stockholders party to the Stockholders' Agreement to elect such additional designees of Waller-Sutton to the Board of Directors of the Issuer (the "Board") as may be necessary so that the designees of Waller-Sutton on the Board constitute a majority of the members of the Board.

      On June 15, 1998, the Reporting Person, Waller-Sutton, the Other Purchasers and certain other stockholders of the Issuer, entered into a Registration Rights Agreement with the Issuer, pursuant to which Waller-Sutton (or in certain cases other stockholders party thereto), have the right


                             - Page 6 of 8 Pages -
to require, in certain instances, the Issuer to prepare and file (at the expense of the Issuer) a registration statement with the Securities and Exchange Commission relating to the resale of the shares of Common Stock held by, or issuable to such stockholders upon conversion of the preferred stock, options or warrants of the Issuer held by them.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT #         DESCRIPTION OF EXHIBIT
----------------------------------------

1 Stock Purchase Agreement, dated June 15, 1998, by and among Regent Communications, Inc., Waller-Sutton Media Partners, L.P., WPG Corporate Development Associates V, L.P., WPG Corporate Development Associates (Overseas) V, L.P., General Electric Capital Corporation, River Cities Capital Fund Limited Partnership and William H. Ingram.*

2 Note Purchase Agreement, dated June 15, 1998, by and among Waller-Sutton Media Partners, L.P., Blue Chip Capital Corporation and Miami Valley Venture Fund L.P.**

3 Second Amended and Restated Stockholders' Agreement, dated June 15, 1998, by and among Regent Communications, Inc., Waller-Sutton Media Partners, L.P., William H. Ingram, WPG Corporate Development Associates V, L.P., WPG Corporate Development Associates (Overseas) V, L.P., General Electric Capital Corporation, River Cities Capital Fund Limited Partnership, BMO Financial, Inc., PNC Bank, N.A. (as trustee), William L. Stakelin, Terry S. Jacobs, Joel Fairman, Miami Valley Venture Fund L.P. and Blue Chip Capital Fund II Limited Partnership.*

4 Registration Rights Agreement, dated June 15, 1998, by and among, Stock Purchase Agreement, dated June 15, 1998, by and among Regent Communications, Inc., Waller-Sutton Media Partners, L.P., William H. Ingram, WPG Corporate Development Associates V, L.P., WPG Corporate Development Associates (Overseas) V, L.P., General Electric Capital Corporation, River Cities Capital Fund Limited Partnership, BMO Financial, Inc., PNC Bank, N.A., William L. Stakelin, Terry S. Jacobs, Miami Valley Venture Fund L.P., Blue Chip Capital Fund II Limited Partnership and Thomas P. Gammon.*

----------
* Incorporated by reference to exhibits 4(d), 4(c) and 4(e), respectively, to the Form 8-K filed with the Securities and Exchange Commission on June 30, 1998 by Regent Communications, Inc.
(File No.333-46435).

** Incorporated by reference to the Form 13-D relating to the Series C Convertible Preferred Stock of Regent Communication, Inc., filed by Waller-Sutton and Waller-LLC with the Securities and Exchange Commission on July 16, 1998.


                             - Page 7 of 8 Pages -

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: March 4, 1999


                                             By: /s/ WILLIAM H. INGRAM
                                                 -----------------------------
                                                 Name: William H. Ingram


                             - Page 8 of 8 Pages -